GOLDMAN, SACHS & CO. 200 West Street New York, NY 10282-2198	DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York, NY 10005

March 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:		Ms. Amanda Ravitz, Assistant Director
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Eric Atallah, Staff Accountant
Mr. Geoffrey Kruczek, Attorney Advisor

	Re:	SolarEdge Technologies, Inc.
Registration Statement on Form S-1
File No. 333-202159
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 7,000,000 shares of common stock of SolarEdge Technologies, Inc., (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 2:30 p.m. (Washington, D.C. time) on March 25, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated March 10, 2015, through the date hereof:  approximately 2,472 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ Daniel Young
Authorized Representative
Name:	Daniel Young
Title:	Managing Director

[Signature Page to Accelration Letter]

By DEUTSCHE BANK SECURITIES INC.

By:	/s/ Chris Cormier
Authorized Representative
Name:	Chris Cormier
Title:	Managing Director

By:	/s/ Jason Eisenhauer
Authorized Representative
Name:	Jason Eisenhauer
Title:	Director

As representatives of the several underwriters

[Signature Page to Accelration Letter]